SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number: O-18847

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

INDIANA BANK AND TRUST COMPANY
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
(FORMERLY HOME FEDERAL BANCORP EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INDIANA COMMUNTIY BANCORP
501 Washington Street
Columbus, Indiana 47201

REQUIRED INFORMATION

Financial Statement:

A list of the required financial statements filed as part of this Form 11-K is set forth in the table of contents incorporated in Exhibit 99.3.  The consent of Somerset CPA’s, P.C. to the incorporation by reference of these financial statements into the Form S – 8 Registration Statement relating to the Plan (Reg. No. 33-58912) is set forth as Exhibit 23.1 hereto.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee who administers the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in the City of Columbus, and the State of Indiana, on the 24th day of June, 2008.

INDIANA BANK AND TRUST COMPANY
EMPLOYEES’ SAVINGS AND PROFIT
SHARING PLAN AND TRUST

By the Plan Committee:

/s/ John K. Keach, Jr.
John K. Keach, Jr.

/s/ Mark T. Gorski
Mark T. Gorski

/s/ Pennie Stancombe
Pennie Stancombe